Amendment No. 4 to Prospectus Supplement dated March 10, 2017 (to Prospectus dated February 23, 2017)	Filed pursuant to Rule 424(b)(5) File No. 333-216191

ZION OIL & GAS, INC.

This Amendment No. 4 to the Prospectus Supplement amends the Prospectus Supplement dated March 10, 2017 (“Original Prospectus Supplement”). This Amendment No. 4 to Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 10, 2017. This Amendment No. 4 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 4 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See “Risk Factors” commencing at page 22 of the Prospectus Supplement to read about the risks that you should consider before buying shares of our stock. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are providing a Unit Option under Amendment No. 4. Our Unit Program consists of the combination of Common Stock and warrants with basic Unit Program features, conditions and terms outlined in the Prospectus Supplement. Amendment No. 4 provides the option time period, unit price and the number of shares of Common Stock and warrants per unit. The Unit Option begins on August 21, 2018 and is scheduled to terminate on September 26, 2018. The Unit Option consists of Units of our securities where each Unit (priced at $250.00 each) is comprised of (i) a certain number of shares of Common Stock determined by dividing $250.00 (the price of one Unit) by the average of the high and low sale prices of the Company’s publicly traded common stock as reported on the NASDAQ on the Unit Purchase Date and (ii) Common Stock purchase warrants to purchase an additional twenty-five (25) shares of Common Stock. The investor’s Plan account will be credited with the number of shares (including fractional shares, computed to three decimals) of the Company’s Common Stock that is acquired under the Units purchased. Each warrant affords the investor the opportunity to purchase one share of our Common Stock at a warrant exercise price of $1.00. The warrant shall have the company notation of “ZNWAJ,” but no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of the Company, before 4 p.m. (EST) on a business day generally will be recorded as purchased on the same business day (the “Purchase Date”). Checks, bank wire payments, or electronic bank payments for purchases received by the Plan Agent, or at the offices of Company, after 4 p.m. (EST) on a business day generally will be recorded as purchased on the next business day for the Purchase Date. Electronic bank payments are treated as received and recorded on the date of receipt of the funds into the Plan Agent’s or the Company’s bank account.

The warrants will become exercisable on October 29, 2018, which is the first trading day after the 31st day following the Unit Option Termination Date (i.e., on September 26, 2018) and continue to be exercisable through October 29, 2019 (1 year) at a per share exercise price of $1.00. If the Common Stock of the Company trades above $5.00 per share as the closing price for fifteen (15) consecutive trading days at any time prior to the expiration date of the warrant, the Company has the sole discretion to provide a Notice to warrant holders of an early termination of the warrant within sixty (60) days of the Notice. The Unit is priced at $250.00 per Unit.

Accordingly, all references in the Original Prospectus Supplement concerning the Unit Option Program continue, except for the substitution of the Unit Option Program details under Amendment No. 4. All other Plan features, conditions and terms remain unchanged.

The date of this Amendment No. 4 to the Prospectus Supplement is August 21, 2018.